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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-53062

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Willow Cove Investment Group, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

7561 County Road M

(No. and Street)

Winneconne   WI   54986

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL LOSSE   858-404-0677

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ANTON & CHIA, LLP

(Name – if individual, state last, first, middle name)

3501 Jamboree Road, Suite 540   Newport Beach   CA   92660

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

BW

OATH OR AFFIRMATION

I, __Michael Losse_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Willow Cove Investment Group, Inc._____ , as

of __December 31_____ , 20 __17____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

__President__

Title

__Notary Public__ Robert J. Ullemann

State of Wisconsin

County of Winnebago

My commission expires

3-22-19

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Willow Cove Investment Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Willow Cove Investment Group, Inc. (the "Company") identified the following provision of 17 C.F.R 15c3-3k under which the Company claimed an exemption from 17 C.F.R 240.15c3-3: (2)(ii) the exemption provisions and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the identified exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions review is substantially less in scope that an examination the objective of which is the expression of an opinion on managements statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to managements statements referred to above for them to be fairly stated in all material respects based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Anton & Chia, LLP

Anton & Chia, LLP

Newport Beach, CA
February 28, 2018

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Statement of Financial Condition
December 31, 2017

ASSETS

Current assets:		
Cash	$	2,714
Receivable from clearing organization & mutual funds		11,473
Deposit with clearing organization		15,000
Employee Advance		500
Prepaid expenses and other assets		58
Total current assets		29,745
Property and equipment, net (Note 2)		547
Total assets	$	30,292

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Accounts payable and accrued expenses	$	8,830
Noncurrent laibilities		
Accounts payable and accrued expenses		-
Common stock, no par value; 25,000 shares authorized;		
1,000 shares issued and outstanding		100
Additional paid-in capital		468,362
Accumulated deficit		(447,000)
Total stockholders' equity		21,462
Total liabilities and stockholders' equity	$	30,292

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Statement of Operations
For the year ended December 31, 2017

Revenues:		
Commissions	$	43,134
Consulting income		8,600
Interest income		176
Net realized gain (loss) on securities		-
Net unrealized gain (loss) on securities		-
Total revenues		51,910
Operating expenses:		
Commissions		12,237
Clearing charges		13,018
Professional fees		4,580
Regulatory		2,313
Compensation and related		1,031
Communications		3,348
Rent		5,100
Office expense		1,396
Other		9,209
Total operating expenses		52,232
Total operating income		(322)
Other expense		
Goodwill impairment		
Income before provision for income taxes		(322)
Provision for income taxes (Note 2)		-
Net loss	$	(322)

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Statement of Stockholders' Equity
For the year ended December 31, 2017

	Common stock		Additional	Accumulated	
	Shares outstanding	Amount	paid-in capital	deficit	Total
Balance, December 31, 2016	1,000	$ 100	$ 458,362	$ (446,691)	$ 11,771
Capital contributions	-	-	12,600	-	12,600
Distributions to Parent	-	-	(2,600)	-	(2,600)
Net Gain	-	-	-	(309)	(309)
Balance, December 31, 2017	1,000	$ 100	$ 468,362	$ 447,000	$ 21,462

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Statement of Cash Flows
For the year ended December 31, 2017

Cash flows from operating activities		
Net Gain	$	(309)
Adjustments to reconcile net loss to net cash used by operating activities:		
Realized (gain) loss on marketable securities, net		-
Unrealized (gain) loss on marketable securities, net		-
Employee Advance		500
Decrease (increase) in assets		
Deposit with clearing organization		(500)
Receivable from clearing organization & mutual funds		4,912
Prepaid expenses and other assets		73
Deposits		(1,200)
(Decrease) increase in liabilities		
Accounts payable and accrued expenses		6,184
Net cash flows used by operating activities		9,582
Cash flows from financing activities		
Capital contributions		(10,000)
Net cash flows provided by financing activities		(10,000)
Net increase (decrease) in cash		(418)
Cash at beginning of year		2,798
Cash at end of year	$	2,380

1. **ORGANIZATION**

   Willow Cove Investment Group, Inc. (the "Company") is a registered broker dealer licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company is engaged in the following business activities: (1) retailing corporate equity securities over-the-counter, (2) retailing corporate debt securities, (3) underwriter or seller group participant (corporate securities other than mutual funds) on best effort basis only, (4) mutual fund retailer via subscription applications, (5) private placement of securities. (6) merger and acquisition services, (7) advisory services for memorandum and document development, (8) syndication advisory services and (9) corporate finance due diligence. All securities transactions for the accounts of its customers are cleared through another broker-dealer on a fully disclosed basis.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

   Cash and Cash Equivalents

   The Company considers cash equivalents to be all highly liquid debt instruments purchased with an original maturity date of three (3) months or less.

   Revenue Recognition.

   Security transactions and the related commission revenue are recorded on a tradedate basis.

   Property and Equipment

   Property and equipment are stated at cost. Depreciation and amortization are generally provided using the straight-line method over the estimated useful lives of the assets which ranges between 3 to 7 years.

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Fair Value Measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the authoritative guidance establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than the quoted prices in active markets that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require us to develop our own assumptions. This hierarchy requires companies to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. On a recurring basis, the Company measures certain financial assets and liabilities at fair value, including our marketable securities.

The Company's cash equivalents and marketable securities instruments are classified within Level 1 and Level 2 of the fair value hierarchy because they are valued using quoted market prices, broker-dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include most U.S. government and agency securities, and money market securities. Such instruments are generally classified within Level 1 of the fair value hierarchy. The types of instruments valued based on other observable inputs include investment-grade corporate bonds, mortgage-backed and asset-backed products, commercial paper, and state, municipal and provincial obligations. Such instruments are generally classified within Level 2 of the fair value hierarchy.

Income Taxes.

The Company uses the liability method of accounting for income taxes whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect.

3.   **PROPERTY AND EQUIPMENT**

Property and equipment consisted of the following as of December 31, 2017:

Furniture and equipment	$9,845
Total Property and Equipment	$9,845
Less Accumulated Depreciation	(9,298)
Net Book Value	$ 547

4.   **SECURITIES OWNED**

Securities owned are bought and held principally for the purpose of selling them in the near term and, are classified as trading securities. Trading securities are carried at fair value based on quoted market prices, with the change in fair value during the period included in earnings. December 31, 2017 consisted of no marketable equity securities.

5.   **COMMITMENTS AND RISKS**

Operating Leases

The Company leased office space under an annual operation lease for a monthly rent of $150.00, which expires in November 30, 2019 with an option to renew.

Risks

The Company operates in a highly regulated environment. The Company is subject to rules and regulations of federal and state regulatory agencies. Such rules and regulations are subject to change at any time, which may provide additional regulatory and administrative costs to the Company.

Settlement of Securities Transactions

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2017, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to I (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to I). At December 31, 2017, the Company had a net capital of $20,357 that was $15,357 in excess of the net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital at December 31, 2017 was 2.41 to 1.

7. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 27, 2018, the date on which the financial statements were issued.

SUPPLEMENTAL INFORMATION

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the year ended December 31, 2017

Net Capital:			
Total stockholder's equity from statement of financial condition			$ 21,462
Deductions:			
Non-allowable assets:			
Employee Advance	$	500	
Prepaid expenses		58	
Property and equipment, net (Note 2)		547	
			1,105
Tentative net capital			20,357
Haircuts on securities			
Options and securities	$	-	
Undue concentration		-	
			-
Net capital			$ 20,357
Total aggregate indebtedness			$ 8,830
Minimum net capital required			$ 5,000
Net capital surplus			$ 15,357
Ratio of aggregate indebtness to net capital			1.56 to 1
Reconciliation with Company's computation:			
Net capital as reported in Company's Part II-A (unaudited) FOCUS report			$ 20,357
Goodwill impairment of $58,976			-
Adjsutment for prepaid rent $1,400			-
Adjsutment to accruals for prepaid rents and related			-
Net capital per above			$ 20,357

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
as of December 31, 2017

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

WILLOW COVE INVESTMENT GROUP, INC.
(A Wholly owned subsidiary of LM Squared Investments, LLC)
Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
as of December 31, 2017

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

WILLOW COVE INVESTMENT GROUP, INC.
(A Wholly owned subsidiary of LM Squared Investments, LLC)
Schedule IV
Schedule of Changes in Liabilities Subordinated to Claims of Creditors
as of December 31, 2017

Not Applicable



WILLOW COVE INVESTMENT GROUP, INC.
SCHEDULE V
EXEMPTION REPORT PURSUANT TO SEC RULE 17a-5
FOR THE YEAR ENDED December 31, 2017

Willow Cove Investment Group, Inc. operates pursuant to paragraph (k) (2) (ii) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions for the year ended December 31, 2017 without exception.

Michael Losse, President

7561 County Road M, Winneconne WI. 54986 *(858)404-0677



ANTON & CHIA

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Stockholder
Willow Cove Investment Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerate below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by Willow Cove Investment Group, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority Inc. (FINRA) and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed at our endings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be an expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Anton & Chia, LLP

Anton & Chia, LLP

Newport Beach, CA
February 28, 2018



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Willow Cove Investment Group, Inc.

We have audited the accompanying financial statements of Willow Cove Investment Group, Inc. (the "Company"), which comprise of the statement of financial condition as of December 31, 2017, and the related statements of operations, stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Anton & Chia, LLP

Newport Beach, CA
February 28, 2018

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 12*12****2294***************MIXED AADC 220
> 53062   FINRA   DEC
> WILLOW COVE INVESTMENT GROUP INC
> 7561 COUNTY RD
> WINNECONNE, WI 54986

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Michael Losse (858)404-0677

2. A. General Assessment (item 2e from page 2) .... $ 29

   B. Less payment made with SIPC-6 filed (**exclude interest**) .... (1)

   _____
   Date Paid

   C. Less prior overpayment applied .... (0)

   D. Assessment balance due or (overpayment) 28

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum 0

   F. Total assessment balance and interest due (or overpayment carried forward) .... $ 28

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) .... $ 28

   H. Overpayment carried forward .... $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Willow Cove Investment Group Inc
(Name of Corporation, Partnership or other organization)

Michael Losse
(Authorized Signature)

Dated the __7__ day of __Feb.__ , 20_18_.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates:		
Postmarked	Received	Reviewed
Calculations _____		
	Documentation _____	Forward Copy _____
Exceptions:		
Disposition of exceptions:		

SIPC REVIEWER

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 51,912

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   19,430

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   13,018

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

        (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

        Enter the greater of line (i) or (ii)   0

        Total deductions   32,448

2d. SIPC Net Operating Revenues $ 19,464

2e. General Assessment @ .0015 $ 29

        (to page 1, line 2.A.)

2

WILLOW COVE INVESTMENT GROUP, INC.

FINANCIAL STATEMENTS

For the year ended December 31, 2017

With

INDEPENDENT AUDITORS' REPORT THEREON